April 24, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention: Claudia Rios

Re:	Vale S.A.; Vale Overseas Limited (together, the “Registrants”) Registration Statement on Form F-3 File Nos. 333-286610 and 333-286610-01 Request for Acceleration of Effective Date

Dear Ms Rios:

With respect to the above-referenced registration statement (the “Registration Statement”), and pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrants hereby respectfully request that the Securities and Exchange Commission accelerate the effective date of the Registration Statement, so that it is declared effective at 9:00 a.m. (Eastern Time) on April 29, 2025, or as soon thereafter as practicable.

Please contact Jonathan Mendes de Oliveira of Cleary Gottlieb Steen & Hamilton LLP, counsel to the Registrants, at +1 212 225 2827, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

[Signature Pages Follow]

Very truly yours,

VALE S.A.
VALE OVERSEAS LIMITED

By: /s/ João Sichieri Moura
Name: João Sichieri Moura
Title: Attorney-in-Fact

[Signature page of Acceleration Request]